April 16, 2019

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue
3rd Floor
166 74 Glyfada
Attica, Greece

       Re: Globus Maritime Limited
           Form F-3
           Filed April 12, 2019
           File No. 333-230841

Dear Mr. Feidakis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Theresa Brillant at 202-551-3307 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Steven J. Hollander, Esq.